SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 4)*


                    General Employment Enterprises, Inc.
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                              (Name of Issuer)

                         Common Stock, no par value
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                       (Title of Class of Securities)

                                  369730106
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                               (Cusip Number)

                            Steve E. Isaacs, Esq.
                              Schiff Hardin LLP
                             233 S. Wacker Drive
                             Chicago, IL  60606
                               (312) 258-5654
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              January 22, 2010
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           (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   CUSIP NO.  369730106               13D

    1     NAMES OF REPORTING PERSONS

          Herbert F. Imhoff, Jr.

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a): [ ]
          (see instructions)                                    (b): [ ]

    3     SEC USE ONLY

    4     SOURCE OF FUNDS (see instructions)

          OO - See Item 3.

    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

     NUMBER OF    7   SOLE VOTING POWER

       SHARES         939,324 Shares

    BENEFICIALLY  8   SHARED VOTING POWER

      OWNED BY        0 Shares

        EACH      9   SOLE DISPOSITIVE POWER

     REPORTING        939,324 Shares

       PERSON     10  SHARED DISPOSITIVE POWER

        WITH          0 Shares


    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          939,324 Shares

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [ ]
          (see instructions)

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.0%

    14    TYPE OF REPORTING PERSON (see instructions)

          IN


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             This Amendment No. 4 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2(a) of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by Herbert F. Imhoff, Jr. with respect to the common stock, no par value, of General Employment Enterprises, Inc. This Amendment amends the Schedule 13D filed by Mr. Imhoff on July 14, 1990, as amended on November 30, 1990, January 8, 1991 and April 14, 1997. Except as amended herein, the
   Schedule 13D, as previously filed and amended, remains unchanged.

   ITEM 1.   SECURITY AND ISSUER.

             This statement relates to shares of common stock, no par value (the "Common Stock"), of General Employment Enterprises, Inc., an Illinois corporation (the "Company"). The principal executive offices of the Company are located at One Tower Lane, Suite 2200, Oakbrook Terrace, Illinois 60181.

   ITEM 2.   IDENTITY AND BACKGROUND.

             This statement is being filed by Herbert F. Imhoff, Jr. ("Mr. Imhoff"). Mr. Imhoff is a citizen of the United States of America, and his principal occupation is serving as a consultant to the Company and serving as a member of the Board of Directors of the Company. Mr. Imhoff's business address is General Employment Enterprises, Inc., One Tower Lane, Suite 2200, Oakbrook Terrace, Illinois 60181.

             During the last five years, Mr. Imhoff: (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             On March 30, 2009, the Company entered into a Securities Purchase and Tender Offer Agreement (the "Purchase Agreement") with PSQ, LLC ("PSQ") pursuant to which, on July 1, 2009 (the "Closing Date"), PSQ (a) purchased from the Company 7,700,000 newly issued shares of Common Stock at a purchase price of $0.25 per share, and (b) consummated a cash tender offer to purchase up to 2,500,000 outstanding shares of Common Stock from the Company's shareholders at a purchase price of $0.60 per share. In connection with entering into the Purchase Agreement, the Company, PSQ and Mr. Imhoff entered into a Consulting Agreement on March 30, 2009, which was subsequently amended on June 22, 2009 and became effective on the Closing Date (as amended, the "Consulting Agreement").



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             Under the terms of the Consulting Agreement, among other
   things, (a) Mr. Imhoff s employment agreement with the Company terminated on the Closing Date, as did his rights and benefits under the employment agreement (except with respect to accrued vacation and his vested benefits under the Company s Executive Retirement Plan),
   (b) all of Mr. Imhoff s stock options outstanding effective as of the Closing Date were canceled, (c) Mr. Imhoff will become subject to non-competition and non-solicitation provisions for a period of two years after the expiration or termination of the Consulting Agreement, (d) Mr. Imhoff granted a release in favor of the Company, (e) Mr. Imhoff provides consulting services to the Company, and (f) Mr. Imhoff agreed to continue to serve as a member of the Board of Directors of the Company for a period of three years after the Closing Date.

             In consideration therefor, under the terms of the Consulting Agreement, Mr. Imhoff (a) will be paid an annual consulting fee of $180,000 per year during the term of the Consulting Agreement, and director fees no less than the fees currently paid to the Company s non-employee directors ($2,000 per month) during his service as a member of the Board of Directors of the Company, (b) was issued 500,000 shares of Common Stock (which issuance was effected on January 22, 2010) for no additional consideration, and (c) will receive health and life insurance benefits from the Company, as well as his accrued vacation benefits and accrued benefits under the Company s Executive
   Retirement Plan.   The term of the Consulting Agreement is five years
   from the Closing Date, and is terminable at any time and for any reason by any party, provided that promptly following any such termination thereof, Mr. Imhoff will continue to receive for the remainder of the term of the Consulting Agreement the fees and benefits that would otherwise be due to him under the agreement if the agreement had not been terminated. In addition, if the Company defaults in its payment obligations to Mr. Imhoff under the Consulting Agreement, the Company will be required to pay to Mr. Imhoff the remaining amount of the payments due under the Consulting Agreement in a lump-sum payment within 30 days of such default.

             The foregoing descriptions of the Purchase Agreement and the Consulting Agreement do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, a copy of which is filed herewith as Exhibit 2.1 and is incorporated herein by reference, and the Consulting Agreement, a copy of which is filed herewith as Exhibits 10.1 and 10.2 and is incorporated herein by reference.

   ITEM 4.   PURPOSE OF TRANSACTION.

             The Consulting Agreement was entered into (a) in connection with the execution of the Purchase Agreement and (b) as an inducement and a condition to PSQ's entering into the Purchase Agreement.

             Mr. Imhoff is a member of the Board of Directors of the Company and a consultant to the Company. In his capacities as such,

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   Mr. Imhoff may from time to time consider plans or proposals which relate to or would result in the transactions described in subsections
   (a) through (j) inclusive of Item 4 of Schedule 13D.

             Except as described in this Schedule 13D or in the documents referred to herein, Mr. Imhoff does not have any present plans or intentions which relate to or would result in any of the transactions described in subsections (a) through (j) inclusive of Item 4 of
   Schedule 13D.

   ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

             The share ownership percentages described in this Schedule 13D are based on 13,380,265 shares of Common Stock being outstanding as of January 22, 2010. That number was derived from the Company's Proxy Statement dated January 22, 2010 relating to the Company's upcoming Annual Meeting of Stockholders, and that number includes the shares of Common Stock that were issued to Mr. Imhoff under the terms of the Consulting Agreement.

             (a) As of the date hereof, Mr. Imhoff beneficially owns 939,324 shares of Common Stock, constituting approximately 7.0% of the outstanding Common Stock based on the number of shares of Common Stock reported by the Company as outstanding as of January 22, 2010). 500,000 of such shares are owned directly by Mr. Imhoff, and the remaining 439,324 of such shares, which were transferred by Mr. Imhoff to the Herbert F. Imhoff, Jr. Revocable Trust (the "Imhoff Trust") on June 24, 2003, are beneficially owned indirectly by Mr. Imhoff in his capacity as the sole trustee of the Imhoff Trust.

             (b) As of the date hereof, Mr. Imhoff has sole power to vote or direct the vote of 939,324 shares of Common Stock; sole power to dispose of or direct the disposition of 939,324 shares of Common Stock; shared power to vote or direct the vote of no shares of Common Stock; and shared power to dispose of or direct the disposition of no shares of Common Stock.

              (c) During the 60-day period ended as of the date hereof, except for the transactions described herein, there have been no transactions by Mr. Imhoff with respect to the Common Stock.

             (d) No person, other than Mr. Imhoff and the Imhoff Trust, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Imhoff.

             (e)  Not applicable.






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   ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
             WITH RESPECT TO SECURITIES OF THE ISSUER.

             In connection with the Purchase Agreement and the Consulting Agreement, the Company, PSQ and Mr. Imhoff entered into a Registration Rights Agreement (the "Registration Rights Agreement") on March 30, 2009 that provides (a) PSQ with customary demand registration rights with respect to the shares of Common Stock acquired by PSQ under the Purchase Agreement and the tender offer contemplated thereby, and (b) Mr. Imhoff with customary piggyback registration rights in the event that any of PSQ's shares of Common Stock are registered by the Company in a demand registration.

             The foregoing description of the Registration Rights
   Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed herewith as Exhibit 10.3 and is incorporated herein by reference.

             To the best knowledge of Mr. Imhoff, except as described in this Schedule 13D or in the documents referred to herein (including the Consulting Agreement and the Registration Rights Agreement), there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Imhoff and any other person with respect to any securities of the Company.

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 2.1 Securities Purchase and Tender Offer Agreement, dated as of March 30, 2009, by and between General Employment Enterprises, Inc. and PSQ, LLC (incorporated by reference to Exhibit 2.1 to General Employment Enterprises, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2009).

        Exhibit 10.1 Consulting Agreement, dated as of March 30, 2009, by and among General Employment Enterprises, Inc., PSQ, LLC and Herbert F. Imhoff, Jr. (incorporated by reference to Exhibit 10.2 to General Employment Enterprises, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2009).

        Exhibit 10.2 Amendment No. 1 to Consulting Agreement, dated as of June 22, 2009, by and among General Employment Enterprises, Inc., PSQ, LLC and Herbert F. Imhoff, Jr. (incorporated by reference to Exhibit 10.2 to General Employment Enterprises, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 26, 2009).


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        Exhibit 10.3   Registration Rights Agreement, dated as of March
                       30, 2009, by and among General Employment
                       Enterprises, Inc., PSQ, LLC and Herbert F. Imhoff, Jr. (incorporated by reference to Exhibit 10.3 to General Employment Enterprises, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2009).














































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                                  SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated: February 4, 2010

                                           /s/ Herbert F. Imhoff, Jr.
                                           ------------------------------
                                           Herbert F. Imhoff, Jr.










































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